ARTICLES OF AMENDMENT

        OF

COLUMBIA U.S. GOVERNMENT SECURITIES FUND,
INC.



Pursuant to ORS 60.447, Columbia U.S. Government
Securities Fund, Inc. (the "Corporation") has adopted an amendment to its Articles of Incorporation.

1. The name of the Corporation is Columbia U.S.
Government Securities Fund, Inc.

2. Article I of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

"The name of the Corporation is Columbia Short
Term Bond Fund, Inc."

3. The amendment was adopted on September 15, 2000.

4. The Amendment was approved by shareholders with 2,221,380 votes cast for the Amendment and 295,691 against the Amendment. 4,287,150 of the outstanding shares and votes were entitled to vote on the Amendment.

EFFECTIVE DATE:  November 1, 2000


COLUMBIA U.S. GOVERNMENT SECURITIES FUND, INC.



By:    /s/ JEFF B. CURTIS

Name:	Jeff B. Curtis
Title:	President

		Exhibit a3
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